UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 AND

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2005

CARLISLE HOLDINGS LIMITED

(Translation of registrant’s name into English)

60 Market Square, P.O. Box 1764, Belize City, Belize

(Address of principal executive offices)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CARLISLE HOLDINGS LIMITED

Date: August 1, 2005	By:	/s/ P.T. OSBORNE
Philip T. Osborne Company Secretary

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Press Release
Carlisle Holdings Limited

FOR IMMEDIATE RELEASE

CARLISLE HOLDINGS LIMITED ANNOUNCES RESULTS FOR THE

FIRST QUARTER ENDED JUNE 30, 2005

Belize City, Belize, July 29, 2005 — Carlisle Holdings Limited (NASDAQ: CLHL, London: CLH) reported revenue of $359.1m (2004 — $337.8m) and net income of $10.7m (2004 — $10.3m) for the quarter ended June 30, 2005, the first quarter of fiscal 2006.

Earnings per share from continuing operations for the quarter ended June 30, 2005 was $0.18 (2004 – $0.17).

Commenting on corporate performance, Chairman, Lord Ashcroft, KCMG, said:

“OneSource had a good start to the year and met its performance goals. By helping clients effectively manage costs, OneSource is successfully retaining customers in a competitive environment as well as attracting new business in its main markets.

“UK Facilities Services turned in a solid performance and achieved growth in revenue and operating income despite an extra week in the prior year first quarter. Results reflect efforts to successfully expand contracts with existing customers as well as the addition of new contracts.

“The recently integrated Staffing Services business continues to progressively achieve greater efficiencies and good quarter-on-quarter revenue growth. The division is investing in new locations to serve the Office and Technology sectors and also sees good prospects for growth in Managed HR Solutions in the year ahead.

“Management in all divisions continues to focus on improving efficiency and controlling costs.”

First Quarter Operational Review

Facilities Services

The Facilities Services division reported revenue of $241.0m for the quarter ended June 30, 2005 (2004 — $232.2m). Operating income for the quarter ended June 30, 2005 amounted to $3.0m (2004 — $2.2m).

OneSource met performance expectations for the first quarter. Continued operational focus on quality assurance and client based total cost management programs resulted in continued solid customer retention. These programs also supported first quarter strategic sales initiatives which contributed 11 new and expanded multi-state clients, and over 50 primary market contracts.

In addition to these strategic growth objectives, management continues to pursue efficiency initiatives in labor management, administrative and back office support functions, and safety programs throughout OneSource’s national coverage of 187 metro areas in 45 states.

UK Facilities Services produced good results in the first quarter. Revenue growth was helped by several factors including an earlier than anticipated peak seasonal workload in retail merchandising services and a solid contribution from cleaning services. In addition, security services benefited from the joint venture arrangement in Ireland which, as expected, has successfully added revenues to that operation’s fixed cost base. A new contract gain to provide security services for the Department of Constitutional Affairs will help progress in coming quarters.

In both the US and the UK, customer retention and effective cost controls remain top priorities.

Staffing Services

Carlisle Staffing Services reported revenue of $118.1m (2004 — $105.6m) for the quarter ended June 30, 2005. Operating income for the quarter ended June 30, 2005 was $1.1m (2004 — $1.6m).

In spite of an additional week in the first quarter of last year, the division achieved good sales growth with average weekly sales showing a positive trend through the quarter, driven by contract and temporary volumes, offset by reduced permanent fee income in the quarter. However, operating income in the current quarter includes one less week of contribution. Greater efficiencies are progressively being achieved now that the integration of Professional Staff is largely complete and investment in new locations for Office and Technology markets has been made. Performance in the Technology/Telecoms markets continues to be strong and the division expects to further develop its brand presence in this market while also targeting the Office, Scientific and Managed HR Solutions areas for organic development.

Financial Services

Financial Services reported another good performance for the quarter ended June 30, 2005. Operating income increased by 9.6% to $8.0m (2004-$7.3m).

The results for the quarter reflect a 14.3% increase in net interest income driven by an improvement in the Bank’s net interest margin from 7.7% to 8.4%.

Background Information

Through its OneSource brand, Carlisle Group is a leader in the outsourced facilities services sector in the US and provides janitorial, landscaping, general repair and maintenance and other specialized services for more than 10,000 commercial, institutional and industrial accounts. In the UK and Ireland, Carlisle Group is also a leading provider of business services. Carlisle Facilities Services is a national provider for a broad range of people-dominated facilities services (specializing in the industry sectors of Retail, Transport and Public Sector). Carlisle Staffing Services continues to develop a significant position in the staffing services sector with a presence in the markets for Professional Services, Office and Industrial, Public Services, Scientific and Telecoms/Technology and the developing Human Resources Services market. This business has over 80 locations with a weekly temporary/contractor base of over 9,000 workers employed across more than 5,000 clients. The Financial Services division, operating through The Belize Bank, is the largest, full service, commercial and retail banking operation in Belize.

Forward Looking Statements

Certain statements in this press release constitute “forward looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. In particular, statements contained herein regarding the consummation and benefits of future acquisitions, as well as expectations with respect to future revenues, operating efficiencies, net income and business expansion, are subject to known and unknown risks, uncertainties and contingencies, many of which are beyond the control of Carlisle, which may cause actual results, performance or achievements to differ materially from anticipated results, performance or achievements. Factors that might affect such forward looking statements include among others, overall economic and business conditions, the demand for Carlisle’s services, competitive factors, regulatory approvals and the uncertainty of consummation of future acquisitions. Additional factors which may affect Carlisle’s businesses and performance are set forth in filings by Carlisle Holdings Limited with the United States Securities and Exchange Commission.

For further information contact:

Carlisle Group	Makinson Cowell
Belize 5012 277178	212-994-9044

Note: This and other press releases are available at the Company’s web site: http://www.carlisleholdings.com.

Carlisle Holdings Limited

Financial Information

Summarized Consolidated Statements of Income (unaudited)

US dollars in millions except per share data

	3 months ended June 30, 2005	3 months ended June 30, 2004
Net sales
Facilities Services	241.0	232.2
Staffing Services	118.1	105.6

Total net sales	359.1	337.8

Operating income
Facilities Services	3.0	2.2
Staffing Services	1.1	1.6
Financial Services	8.0	7.3
Corporate expenses	(1.5)	(1.1)

Total operating income	10.6	10.0

Associates	1.5	1.2
Net interest expense	(0.7)	(0.3)

Income before income taxes	11.4	10.9
Income taxes	(0.2)	(0.3)

Income after income taxes	11.2	10.6
Minority interests	(0.5)	(0.3)

Net income	10.7	10.3

Earnings per ordinary share:
Basic and diluted:
Net income	$0.18	$0.17

Number of shares – basic	60.3m	60.3m
Number of shares – diluted	60.8m	60.8m

- Ends -

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